Exhibit 99.2

Announcement Tuesday, 19 August 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

HALF-YEAR 2025 RESULTS TELECONFERENCE AND PRESENTATION

A teleconference providing an overview of the half-year 2025 results and a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, today at 08:00 AWST / 10:00 AEST (19:00 CDT on Monday, 18 August 2025).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-hyr-2025/ to view the presentation and listen to a live stream of the Q&A session

•	https://s1.c-conf.com/diamondpass/10048280-l4hu3r.html to participate in the Q&A session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

The half-year results briefing pack follows this announcement and will be referred to during the teleconference. The briefing pack, Half-Year Report 2025 and teleconference archive will also be available on the Woodside website (www.woodside.com).

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

HALF-YEAR 2025 RESULTS BRIEFING 19 August 2025 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions Information • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). • All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. • This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these publications and third-party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third-party sources and cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation. • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. No offer or advice • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. Forward-looking statements • This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, outcomes of transactions, statements regarding long-term demand for Woodside’s products and services, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures and cash flow, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for new energy products and lower-carbon services and investments in, and development of, new energy products and lower-carbon services, expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and scope 3 investment and abatement targets and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’ ,’aspire’, ‘estimate, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and contingencies. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. • Important factors that could cause actual results to differ materially from those in the forward-looking statements and assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, sustainability and environmental risks, climate related transition and physical risks, changes in accounting standards, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including but not limited to those related to the imposition of tariffs and other trade restrictions, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic and financial market conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets, and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses. • A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation. • If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. • All forward-looking statements contained in this presentation reflect Woodside’s views held as at the date of this presentation and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Disclaimer, important notes and assumptions (continued) Disclosure of reserve information and cautionary note to US investors Woodside is an Australian company with securities listed on the Australian Securities Exchange and the New York Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves’, ‘best estimate (2C) contingent resources’, ‘reserves and contingent resources’, ‘proved plus probable’, ‘developed and undeveloped’, ‘probable developed’, ‘probable undeveloped’, ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov. Assumptions Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US $75/bbl Brent long-term oil price, $ US10/MMBtu long term JKM price, $ US9/MMBtu long-term TTF price, $ US3.50 long-term Henry Hub price (2024 real terms) and a long-term inflation rate of 2.0%; (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant project participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether project participants will agree with and support Woodside’s current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole. Climate strategy and emissions data All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve. Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated. For more information on Woodside’s climate strategy and performance, including further details regarding Woodside’s targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside’s Climate Transition Action Plan 2023 (CTAP) and the 2024 Climate Update, each available on the Woodside website at https://www.woodside.com/sustainability/climate-change and section 3.85 of Woodside’s 2024 Annual Report. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as “lower-carbon“ under Woodside’s climate strategy. A full glossary of terms used in connection with Woodside’s climate strategy is contained in the CTAP. Non-IFRS Financial Measures Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA excluding impairment, EBITDA margin, Gearing, Underlying NPAT, Average realised price, Unit production cost, Net debt, Liquidity, Free cash flow, Capital expenditure, Capital expenditure excluding Louisiana LNG, Exploration expenditure, Return on Equity, Cash margin, Production cost margin, and Other cash cost margin. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in the Alternative Performance Measures section of Woodside’s Half-Year Report for the period ended 30 June 2025. Woodside’s management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business. Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies. Other important information All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Strong global portfolio delivers value and growth

Providing energy

Outstanding performance from world-class assets

Increased average first-half 2025 production of 548 Mboe/day, total production of 99.2 MMboe, up 11%
Reduced unit production costs by 7% to $7.7/boe[1]

Successfully delivering growth projects and unlocking future value

Approved Louisiana LNG final investment decision

Creating and returning value

Generating strong financial performance and operating cash flow

Sustained cash margin of 80%+ for more than 5 years

Returning capital to shareholders

Interim dividend of 53 US cps fully franked, at top end of payout range, annualised yield of 6.9%[2]

Conducting business sustainably

Delivering sustainability outcomes

No high consequence injuries
On track to achieve net equity Scope 1 and 2 greenhouse gas emissions reduction targets[3]
No significant environmental impacts from our operations

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. Calculated based on Woodside's closing share price on 30 June 2025 of A$23.63 ($15.45) and a USD:AUD exchange rate of 0.6537.
3. Woodside's net equity Scope 1 and 2 emissions reduction target is to reduce 15% by 2025 and 30% by 2030 below the starting base. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

4
Woodside Energy

Achieving strong performance and financial outcomes

OPERATIONAL PERFORMANCE[1]

PRODUCTION VOLUME

548 Mboe/day — ↑ 11%

Total production of 99.2 MMboe reflecting exceptional Sangomar performance

UNIT PRODUCTION COST (UPC)[3]

$7.7 per boe — ↓ 7%

Disciplined cost control and high asset reliability driving UPC down from $8.3 per boe in H1 2024

LNG RELIABILITY[2]

96 % — ↓ 2%

Maintained high reliability including planned maintenance at Karratha Gas Plant

MARKETING EBIT CONTRIBUTION[3]

$144 million — ↓ 34%

Represents ~8% of total EBIT

FINANCIAL OUTCOMES[1]

EBITDA[3]

$4.6 billion — ↑ 5%

Peer-leading 70% EBITDA margin[4]

NET PROFIT AFTER TAX

$1.3 billion — ↓ 32%

Underlying NPAT of $1.2 billion[3]

DIVIDENDS PER SHARE (DPS)

53 US cps — ↓ 23%

Representing an interim dividend payment of $1.0 billion, and a half-year annualised dividend yield of 6.9%[5]

GEARING[3]

19.5 % — ↑ 6%

Gearing within targeted 10-20% range and strong liquidity of $8.4 billion

1. Percentage variance for all operational performance and financial outcomes reference H1 2025 versus H1 2024.
2. Operated LNG facilities. LNG reliability is defined as the percentage of total maximum unconstrained LNG capacity in H1 2025 , excluding any losses from unplanned events during H1 2025.
3. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
4. Source: FactSet (accessed 11 July 2025). Woodside versus industry peers (peer set includes APA Corporation, Canadian Natural Resources Limited, Cheniere, ConocoPhillips, Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy, Eni S.p.A., EOG Resources Inc., Equinor ASA, Inpex Corporation, Occidental Petroleum Corporation, Santos Limited). There may be differences in the manner that third parties calculate or report certain information, including non-IFRS financial measures compared to Woodside.
5. Calculated based on Woodside's closing share price on 30 June 2025 of A$23.63 ($15.45) and a USD:AUD exchange rate of 0.6537.

5

Woodside Energy

Delivering safer outcomes Focused on safety performance No high consequence injuries (HCI) reported in H1 2025 One Tier 1 and zero Tier 2 process safety events Deploying AI-driven analytics to improve investigations and learning efficiency Achieving significant safety milestones NWS Project: 100,000 work hours with no lost-time injuries during Karratha Gas Plant and Goodwyn A Platform turnarounds Sangomar first year: >1,000,000 work hours in first year with no recordable injuries Shenzi: 16 years of operations without a Tier 1 or Tier 2 process safety event 1. HCI is defined as Fatality and Permanent Impairment Injury (FPI) which aligns with International Association of Oil and Gas Producers (IOGP) definition for FPI. From 2022 to 2024 HCI was defined as an injury where the individual does not return to full health within six months. Under the 2025 definition there was one HCI in 2024 and two HCI in 2023. HCI was not reported in 2021.

PROVIDING ENERGY

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Delivering reliable and low-cost operations

Higher production, lower unit cost

Outstanding half-year production of 99.2 MMboe underpinned by Sangomar

Disciplined cost control and high asset reliability drove unit production costs down to $7.7/boe[1]

Maximising asset value

World-class efficiency with LNG asset reliability of 96%, Sangomar and Shenzi reliability ~99%

Awaiting final approval from Federal Government on North West Shelf Project Extension

Harnessing AI to deliver safety, cost and efficiency improvements

Production (MMboe) and unit production cost ($/boe)[1,2]



8.8
8.3
7.7
7.2
4.9
Unit production cost
46.3
54.9
91.3
89.3
99.2
H1 2021
H1 2022
H1 2023
H1 2024
H1 2025

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. 2025 production includes production of 98.6 MMboe from Woodside reserves and 0.6 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

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Woodside Energy

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Sangomar: achieving exceptional performance

Safe and reliable operations

~99 %

Reliability over H1 2025, zero LTIs in the first year of operations

Delivering significant revenue

~$1 billion

Revenue generated from strong performance (Woodside share)

Outstanding production

27.7 MMboe

Produced since first oil (Woodside share)

Adding proved reserves

25.5 MMbbl

Added to proved (1P) reserves in 2025 (Woodside share)[1]



FPSO Léopold Sédar Senghor

1. Includes 7.1 MMboe in Q1 2025 and 18.4 MMboe subsequent to the period. Refer to notes to petroleum reserves and resources located on page 64 of Woodside's half-year report for period ended 30 June 2025.

9

Woodside Energy

Bass Strait: strengthening our Australian operations Assuming operatorship of the Bass Strait from 20261 Enhancing operating expertise with highly experienced Bass Strait workforce to further strengthen Woodside’s Australian operations Pursue value maximisation strategy to target base production optimisation and reliability improvements Opportunities for economies of scale and synergies Flexibility to realise development opportunities that meet Woodside’s capital allocation framework Four potential development well opportunities identified that could deliver up to 200 petajoules of sales gas2,3 1. See “Woodside strengthens its Australian operations” announced 29 July 2025 for details. Transaction is subject to conditions precedent, including obtaining regulatory approvals, and is expected to complete in 2026. 2. Subject to further technical maturation and a final investment decision. 3. Potential production has been identified from within the existing Bass Strait contingent resource opportunity set. Refer to Woodside’s Reserves Statement dated 17 February 2025 for the latest disclosure on the Bass Strait reserves and resources.

APAC energy demand growth to support LNG fundamentals Primary energy consumption per capita has grown 14% in non-OECD APAC countries since 2020, but significant lag to OECD APAC and USA remains and further growth is expected1 >50% of the world’s population lives in non-OECD APAC countries, with aspirations to lift standards of living1 Gas and LNG are critical and flexible transition fuels which support energy security, affordability, and emissions reduction goals This supports strong demand growth, with LNG demand expected to increase ~60% by 2040; Woodside’s Scarborough and Louisiana LNG projects aim to deliver into demand1 1. Source: S&P Commodity Insights Base Case: Energy and Climate Scenarios dataset — Energy outlook to 2060.

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Capturing value through global marketing and trading

Competitively advantaged portfolio

Woodside has reliably delivered LNG to global customers for over 35 years

Portfolio marketing approach balances commodity exposure upside with revenue certainty

Signed three long-term LNG sales agreements for a total of 2.6 Mtpa, >70% of LNG volumes are contracted 2026 – 2028[1]

Capturing value in H1 2025

Experienced marketing and trading capability delivering ~8% of EBIT

Gas hub exposure on produced LNG of 24.2%, which realised a premium of ~$3/MMBtu compared to oil-linked sales[2]

Marketing and trading business segment contribution to EBIT (%)[3]


10%
9%
11%
9%
8%
2021
2022
2023
2024
H1 2025

1. Refer to page 9 of Woodside's half-year report for period ended 30 June 2025 for details.
2. Oil-linked sales excludes Guangdong LNG contracts
3. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

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Woodside Energy

Scarborough: 86% complete, targeting first LNG H2 2026 Achieving key milestones Completed construction and successfully connected the floating production unit (FPU) hull and topsides Three wells completed with a fourth drilled, reservoir properties in line with pre-drill estimates1 Subsea installation, testing and pre-commissioning complete1 Preparing for start-up readiness FPU integration activities underway ahead of sailaway to Australia Pluto Train 2 module integration and commissioning activities ongoing Module fabrication for Pluto Train 1 modifications on track Note: percentage completeness for Scarborough Energy Project excludes Train 1 modifications. As of 30 June 2025. 1. Subsequent to the period the third development well was drilled and completed, and the fourth well was drilled.

Trion: 35% complete, targeting first oil in 2028 Construction progressing to plan FPU construction began hull keel lay in June; progressing topsides fabrication as planned Floating storage and offloading (FSO) facility fabrication scheduled to start in H2 2025 Progressed fabrication of disconnectable turret mooring and commenced fabrication of FPU and FSO anchor piles Preparing for offshore activities Awarded all major contracts and submitted environmental and HSE permit applications Subsea equipment on schedule for delivery; drilling and completion campaign and subsea installation campaigns targeting commencement in 2026

Louisiana LNG: targeting first LNG in 2029 Strong momentum following FID Final notice to proceed issued to Bechtel for construction under lump sum turnkey EPC contract Signed long-term feedgas supply agreement for up to 640 bcf1 Train 1 22% complete, progressing marine offloading facility, marine dry excavation, and civil works Secured Federal Energy Regulatory Commission approval for in-service date extension for LNG terminal and Driftwood pipeline through to the end of 2029 Strategic partnerships Completed 40% sell-down to Stonepeak, with Stonepeak contributing $5.7 billion including funding 75% of expected 2025–2026 capex2 Receiving strong interest in HoldCo sell-down from high-quality potential partners 1. See “Woodside signs gas supply agreement for Louisiana LNG” announced 30 April 2025 for details. 2. See “Woodside announces Louisiana LNG partnership with Stonepeak” announced 7 April 2025 for details.

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Louisiana LNG: enhancing an established model

Traditional US LNG model

Long-term FOB contracts priced 115% Henry Hub plus fixed liquefaction fee

Abundant low-cost feedgas supply with ability to optimise sourcing costs

Project finance constraints limit optimisation and value opportunities

Cost and schedule certainty

- Fully permitted site and **LNG project cost of ~$960/tonne**[1]
- 95% of Bechtel EPC pricing is **lump sum or fixed rate**
- **Stonepeak investment** enhances value and reduces capital exposure

Experienced operator

- **>35-years of LNG operations**
- **Investment grade balance sheet**; removes project financing constraints
- >95% reliability and **proven debottlenecking experience**

Integrated value chain

- **Global LNG marketing** portfolio and long-term customer relationships
- **Flexible and secure shipping** position
- Provides exposure to **international energy pricing**

1. LNG project cost is $15.9 billion, or ~$960/tonne, and includes EPC, owner's cost and contingency costs.

16
Woodside Energy

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Beaumont New Ammonia: 95% complete, readying for start-up

Preparing for first ammonia

Completed storage tank construction and compressor alignment

Site ready to transition to permanent power in H2 2025

Commenced pre-commissioning activities for Train 1

Targeting first ammonia production in late H2 2025 and lower-carbon ammonia in H2 2026[1]

Progressing offtake

Continuing marketing efforts to support ammonia offtake

Positioning for future European CBAM and Asian contract-for-difference opportunities



Construction of the Beaumont New Ammonia Project in Beaumont, Texas

1. Production of lower-carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil's CCS facility becoming operational.

17

Woodside Energy

Progressing decommissioning, reducing risk Completed Enfield decommissioning marking Woodside’s first    full-lifecycle asset from exploration to decommissioning Well plugging activities completed at the Griffin, Minerva and Stybarrow fields Removal of equipment from closed sites being progressed Bass Strait team has completed $ ~A2.5 billion of decommissioning works including plug and abandonment of over 200 wells1 Continuing to apply learnings and improvements across decommissioning planning and execution activities 1. Represents 100% project share and includes Bass Strait decommissioning works executed prior to 2025.

CREATING AND RETURNING VALUE

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Strong financial performance

Operating revenue of $6.6 billion, up 10% due to exceptional Sangomar performance

EBITDA of $4.6 billion and peer-leading 70% EBITDA margin[1,2]

Underlying NPAT of $1.2 billion, down 24% primarily from lower average realised prices and Sangomar depreciation[1]

Strong asset performance translating into operating cash flow of $3.3 billion, up 40% year-on-year

Performance of underlying business and strong balance sheet supports interim dividend of 53 US cps

		H1 2025	H1 2024	Change	
Operating revenue	$m	**6,590**	5,988	10%	↑
EBITDA[1]	$m	**4,600**	4,371	5%	↑
EBIT[1]	$m	**1,817**	2,362	23%	↓
NPAT[3]	$m	**1,316**	1,937	32%	↓
Underlying NPAT[1,3]	$m	**1,247**	1,632	24%	↓
Operating cash flow	$m	**3,339**	2,393	40%	↑
Free cash flow[1,4]	$m	**272**	740	63%	↓
Liquidity[1]	$m	**8,430**	8,479	1%	↓
Earnings per share	US cps	**69**	102	32%	↓
Return on equity[1]	%	**7.4**	11.0	3.6%	↓
Half-year dividend	US cps	**53**	69	23%	↓

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. Source: FactSet (accessed 11 July 2025). Woodside versus industry peers (peer set includes APA Corporation, Canadian Natural Resources Limited, Cheniere, ConocoPhillips, Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy, Eni S.p.A., EOG Resources Inc., Equinor ASA, Inpex Corporation, Occidental Petroleum Corporation, Santos Limited). There may be differences in the manner that third parties calculate or report certain information, including non-IFRS financial measures compared to Woodside.
3. Refer to slide 31 (NPAT reconciliation) of this presentation for the list of specific items for HY25.
4. Cash flow from operating activities and cash flow from investing activities, adjusted for the capital contribution from Stonepeak for the development of Louisiana LNG.

20 Woodside Energy

PROVIDING ENERGY | **CREATING AND RETURNING VALUE** | CONDUCTING BUSINESS SUSTAINABLY

Capital management framework unchanged

Operating cash flow $3.3B

Investing cash flow $4.9B

Liquidity[1] $8.4B

Dividends determined $1.0B

Safe, reliable and low-cost operations

Investment expenditure

Strong balance sheet

Dividend policy (minimum 50% payout ratio)

Excess cash

- **Special dividends**
- **Share buy-backs**
- **Future investment**

Investment grade credit rating[2]

S&P: BBB+
Moody's: Baa1

Maintain dividend based on NPAT excluding non-recurring items, targeting 50-80% payout ratio

80% payout ratio
53 US cps

Targeting 10-20% gearing through the cycle[1]

19.5%

1. Non IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody's. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

21

Woodside Energy

Strong shareholder distributions Interim dividend of $1.0 billion 53 US cps fully franked Representing a half-year annualised dividend yield of 6.9%1 Maintained 80% pay out ratio at top of range Well positioned for shareholder returns Strong underlying performance of our assets Financial discipline and investment grade credit rating Portfolio optimisation from Stonepeak transaction and Greater Angostura divestment 1. Calculated based on Woodside’s closing share price on 30 June 2025 of A$23.63 ($15.45) and a USD:AUD exchange rate of 0.6537.

Disciplined capital management Strong balance sheet Liquidity of $8.4 billion supports capital commitments and shareholder returns1 $1.9 billion received from Stonepeak for Louisiana LNG equity Gearing of 19.5% remains in target range of 10-20%1 Oil price hedging program protects against downside pricing risk during periods of high capital expenditure Investment grade credit rating Ratings from S&P Global (BBB+) and Moody’s (Baa1) reaffirmed within last 12 months2 Continued strong interest from debt markets with $3.5 billion US bond issuance heavily oversubscribed 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody’s. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CONDUCTING BUSINESS SUSTAINABLY

PROVIDING ENERGY | CREATING AND RETURNING VALUE | CONDUCTING BUSINESS SUSTAINABLY

Delivering sustainability outcomes



Health, safety and wellbeing

Strengthening systems and practices

Embedding safety habits and learning culture

Leveraging innovation and data



Climate

On track to achieve net equity Scope 1 and 2 GHG emissions reduction targets[1]

Creating value and progressing on Scope 3 targets[2]

Submitted Oil and Gas Methane Partnership 2.0 Implementation Plan



First Nations cultural heritage and engagement

Engaging with Traditional Owner representatives

Independent assurance of Reconciliation Action Plan completed for 2024

Completed cultural heritage audit of North West Shelf Project leases



Environment and biodiversity

No significant environmental impacts from our operations

Continued robust and systematic approach to environmental management

Finalised Biodiversity Management Plans guidance for new major projects

1. Woodside's net equity Scope 1 and 2 emissions reduction target is to reduce 15% by 2025 and 30% by 2030 below the starting base. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
2. Woodside's Scope 3 investment target is to invest US$5 billion in new energy products and lower carbon services by 2030. Woodside's Scope 3 emissions abatement target is to take FID on new energy products and lower carbon services by 2030, with a total abatement of capacity of 5 Mtpa CO_2-e. The acquisition of the Beaumont New Ammonia Project has delivered material progress towards our Scope 3 investment and abatement targets.

25

Woodside Energy

Supporting the communities where we operate Strong tax Significant contributions economic benefits $ A1.3billion >$7.5 billion Paid to Australian State and Federal Average annual goods and services Governments in H1 2025 spend over the past two years, supporting over 2500 suppliers globally Contributing to Creating jobs communities A $224million ~40,000 Social investment over the last US jobs supported during the decade where employees live and construction of Louisiana LNG1 work around the world 1. Louisiana State University Center for Energy Studies Report, 14 March 2025. Direct, indirect and induced jobs.

CLOSING REMARKS

Strong global portfolio delivers value and growth Outstanding performance from world-class assets Successfullydelivering growth projects and unlocking future value Generating strong financial performance and operating cash flow Interim dividend of 53 US cps fully franked, at top end of payout range Delivering sustainability outcomes

Q&A Meg O’Neill Chief Executive Officer and Managing Director

ANNEXURE

Net profit after tax reconciliation



SALES
COST OF SALES
GENERAL, ADMINISTRATIVE, TAX AND OTHER
FINAL DIVIDEND, FULLY FRANKED
Full period of Sangomar production primarily offset by lower NWS production and lower prices
One-off transactions and tax impacts
Fully franked interim dividend of 53 US cps
$ million
1,937
754
(154)
(773)
315
(121)
(430)
(143)
(86)
17
1,316
(69)
1,247
Full period of Sangomar production costs, depreciation and amortisation
Pre-tax embedded derivative impact
Profit on 10% Scarborough sell-down to LNG Japan in 2024
Restoration provision updates primarily due to Stybarrow, Griffin and Minerva
Pre-tax impairment on H2OK Project
Recognition of Sangomar DTA in 2024 offset by recognition of Louisiana LNG DTA in 2025
Adjusted for recognition of Louisiana LNG DTA and post-tax impairment on H2OK Project
2024 H1 reported NPAT
Revenue from sale of hydrocarbons - Volume
Revenue from sale of hydrocarbons - Price
Cost of sales
Perdaman embedded derivative
Scarborough sell-down
Restoration movement
Impairment losses
Income tax and PRRT expense
Other
2025 H1 reported NPAT
2025 H1 NPAT adjustments
2025 H1 underlying NPAT[1]

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

31
Woodside Energy

Five-year trends: key financial metrics Higher revenue driven by strong production and operational reliability from Sangomar Resilient EBITDA, up 5% reflecting increased operating revenue and lower unit production costs 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. H1 2025 NPAT adjustments include the recognition of a Louisiana LNG DTA ($182m) offset by H2OK Project impairment loss ($113m). H1 2024 NPAT adjustments include the recognition of a Sangomar DTA ($305m).

Five-year trends: cash flow

Operating cash flow[1]



$ billion
1.3
2.5
3.0
2.4
3.3
H1 2021
H1 2022
H1 2023
H1 2024
H1 2025

Investing cash flow[2,3,4]



$ billion
1.0
0.3
1.0
2.6
0.9
1.7
1.9
3.0
H1 2021
H1 2022
H1 2023
H1 2024
H1 2025
Benefit of GIP's additional contribution to Pluto Train 2
Benefit from proceeds of Scarborough sell-downs
Benefit of Stonepeak contributions to Louisiana LNG

Free cash flow[4,5]



$ billion
0.3
1.1
1.5
0.3
0.7
0.3
H1 2021
H1 2022
H1 2023
H1 2024
H1 2025
Proceeds of merger completion payment

Increased cash generated from operations driven by higher operating revenue and lower unit production costs

Investing cashflow includes Stonepeak cash contribution from sell-down of 40% interest in Louisiana LNG Infrastructure LLC

Achieved positive free cash flow while investing value accretive growth

1. Restated operating cashflow for H1 2023.
2. For H1 2022 the investing cash flow includes GIP's additional contribution to Pluto Train 2, and excludes the cash received on the acquisition of BHP Petroleum, including cash acquired of $1,082 million.
3. For H1 2024 the investing cash flow includes proceeds from sell-downs of non-operating participating interest in the Scarborough Joint Venture.
4. For H1 2025 the investing and free cash flow includes proceeds received from the sell-down of Louisiana LNG Infrastructure LLC.
5. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

33

Woodside Energy

Resilient cash margins Maintained 81% cash margin amid lower commodity prices and inflationary pressures1 Sustained cash margin of over 80% for more than 5 years Strong cash margin >90% from Sangomar contributing to the H1 2025 margin 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

Actively managed debt portfolio Gearing of 19.5% within target range (10 – 20%)1 $1.9 billion cash received from Stonepeak at completion of Louisiana LNG InfraCo sell-down Continued access to debt markets, receiving strong support with $3.5 billion US bond issuance heavily oversubscribed Minimal debt maturities for the next 12 months 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. As at 30 June 2025.

Strong contributions to global economies

Over A$1 billion in Australian taxes, royalties and levies paid in H1 2025

Largest payer of PRRT in Australia[1]

More than $300 million of taxes paid internationally in H1 2025[2]

Global normalised all-in effective tax rate of 45%[3]

Australian tax contribution[4,5]


A$ billion
0.3
0.4
0.6
2.1
3.7
1.3
2.7
1.5
1.3
2021
2022
2023
2024
H1 2025
A$653m | Corporate income tax
A$371m | PRRT
A$130m | Federal royalties
A$77m | Offshore petroleum levy
A$44m | Federal excise
A$42m | Payroll tax and fringe benefits tax
H1 Australian tax contributions
H2 Australian tax contributions

1. Based on the Australian Taxation Office's 2022-2023 report of entity tax information (data.gov.au/).
2. Includes Trinidad and Tobago and Senegal production entitlements, which are paid in-kind. Excludes all Australian taxes.
3. For the H1 2025 period. Determined by total tax expense, royalties, excise, levies and other taxes, divided by profit before such taxes, adjusted for one off items. The global all-in normalised effective tax rate decreases to 38% with one off items included.
4. Includes data relevant to the assets acquired through the merger with BHP's petroleum business from 1 June 2022.
5. Figures are reported on a cash basis (net of any refunds received, for example, refunds of tax overpaid in prior periods) and are rounded to the nearest million.

36

Woodside Energy

2025 full-year guidance Item Units Prior Current Production MMboe 186 – 196 188 – 195 Gas hub exposure1 % of produced LNG 28 – 35 No change Unit production cost $/boe 8.5 – 9.2 8.0 – 8.5 Property, plant and equipment depreciation and amortisation $ million 4,500 – 5,000 4,700 – 5,000 Exploration expenditure $ million 200 No change Payments for restoration $ million 700 – 1,000 No change Capital expenditure2 $ million 4,500 – 5,000 4,000 – 4,500 Note: for 2025 full-year guidance please refer to the “Disclaimer, important notes and assumptions” section (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements. 1. Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH. 2. Capital expenditure includes the following participating interests; Scarborough (74.9%), Pluto Train 2 (51%) and Trion (60%).It excludes the remaining Beaumont New Ammonia acquisition expenditure and Louisiana LNG expenditure. This guidance assumes no change to these participating interests in 2025. This excludes the impact of any subsequent asset sell-downs, future acquisitions or other changes in equity.

Asset tables 1 Depreciation and 1 Capital Operating revenue EBITDA 2 EBIT 1,3 Production costs Asset amortisation expenditure $ million $ million $ million $ million $ million $ million Australia North West Shelf 869 724 288 436 96 87 Pluto 1,588 1,293 389 904 142 185 Wheatstone 454 367 180 187 44 33 Bass Strait 522 416 208 208 18 94 Macedon 104 85 30 55 3 11 Pyrenees 84 53 31 22 6 27 Ngujima-Yin 143 108 46 62—30 Okha 90 62 12 50 3 24 Scarborough—9 4 5 672 -Other Australia—(456)—(456) 7—Total Australia 3,854 2,661 1,188 1,473 991 491 1. Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions. 2. Includes exploration permit cost amortisation, impairment losses and impairment reversals. 3. Capital additions on property, plant and equipment and evaluation capitalised. Excludes exploration capitalisedand adjusted for the capital contribution from Stonepeak for the development of Louisiana LNG.

Asset tables 1 Depreciation and 1 Capital Operating revenue EBITDA 2 EBIT 1,4 Production costs Asset amortisation expenditure $ million $ million $ million $ million $ million $ million International Trinidad & Tobago 145 162 5 157—27 Atlantis 372 297 202 95 120 55 Shenzi 305 217 242 (25) 9 67 Mad Dog 120 105 35 70 31 11 Argos 230 209 103 106 96 12 Trion—(4)—(4) 407 -Sangomar 991 906 753 153 28 94 Louisiana LNG—7—7 785 -Other International 7 (86) 4 (90) 22 2 Total International 2,170 1,813 1,344 469 1,498 268 Marketing 566 183 39 144—-New energy/Corporate3—(57) 212 (269) 69 -Total 6,590 4,600 2,783 1,817 2,558 759 1. Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions. 2. Includes exploration permit cost amortisation, impairment losses and impairment reversals. 3. Includes Beaumont New Ammonia, Corporate, New Energy and other. 4. Capital additions on property, plant and equipment and evaluation capitalised. Excludes exploration capitalisedand adjusted for the capital contribution from Stonepeak for the development of Louisiana LNG.

Realised price Products Units H1 2025 H1 2024 Variance LNG produced1 $/boe 64 63 1 LNG traded2 $/boe 79 59 20 Pipeline gas $/boe 36 36 -Oil and condensate $/boe 71 81 (10) NGLs $/boe 44 46 (2) Liquids traded $/boe 71 61 10 Average realised price $/boe 62 63 (1) Average Dated Brent $/bbl 72 84 (12) WTI $/bbl 68 79 (11) JCC (lagged three months) $/bbl 79 88 (9) JKM $/MMBtu 14 11 3 TTF3 $/MMBtu 13 10 3 Henry Hub $/MMBtu 4 2 2 1. Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. 2. Excludes any additional benefit attributed to produced LNG through third-party trading activities. 3. TTF is converted from EUR/MWh to US$/MMBtu using published exchange rates and conversion factors.

Glossary

$, $m, $B	US dollar unless otherwise stated, millions of dollars, billions of dollars
1P	Proved reserves
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Average realised price	Revenue from sale of hydrocarbons ($ million) divided by sales volume (MMboe)
A$, AUD	Australian dollars
Bcf	Billion cubic feet
Board	The Board of Directors of Woodside Energy Group Ltd
Brent	Intercontinental Exchange (ICE) Brent Crude deliverable futures contract (oil price)
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Capital additions on property, plant and equipment and evaluation capitalised. Excludes exploration capitalised and adjusted for the capital contribution from Stonepeak for the development of Louisiana LNG
Capital expenditure excluding Louisiana LNG	Capital additions on property, plant and equipment and evaluation capitalised. Excludes exploration capitalised and capital additions on Louisiana LNG
Cash margin	Gross profit/loss adjusted for other cost of sales, trading costs, oil and gas properties depreciation and amortisation and other revenue. Excludes the marketing segment. Cash margin % is calculated as cash margin divided by revenue from sale of hydrocarbons (excluding marketing segment).
CBAM	Carbon border adjustment mechanism
CCS	Carbon capture and storage
CCUS	Carbon capture utilisation and storage
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.[1]
cps	Cents per share
DTA	Deferred tax asset
EBIT	Calculated as a profit before income tax, PRRT and net finance costs
EBITDA excluding impairment	Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals

EBITDA margin	EBITDA margin % is calculated as EBITDA divided by operating revenue
Emissions	Emissions refers to emissions of greenhouse gases unless otherwise stated
EPC	Engineering, procurement and construction
EPS	Earnings per share
Exploration expenditure	Includes exploration and evaluation expenditure less amortisation of licence acquisition costs and prior year exploration expense written off
FEED	Front-end engineering design
FID	Final investment decision
FPSO	Floating production storage and offloading
FPU	Floating production unit
Free cash flow	Cash flow from operating activities and cash flow from investing activities, adjusted for the capital contribution from Stonepeak for the development of Louisiana LNG
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6).
Goal	Woodside uses this term to broadly encompass its targets and aspirations
H1, H2	Halves of the calendar year (H1 is 1 January to 30 June and H2 is 1 July to 31 December)
High Consequence Injury or HCI	HCI is defined as Fatality and Permanent Impairment Injury (FPI) which aligns with International Association of Oil and Gas Producers (IOGP) definition for FPI. Definition has been revised in 2025. Prior to 2025 HCI was defined as an injury where the individual does not return to full health within six months.
HSE	Health, safety and environment
IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org.
Investing cash flow	Cash flow from investing activities
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts.
JKM	Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan
JV	Joint venture
KGP	Karratha Gas Plant
Liquidity	Total cash and cash equivalents and available undrawn debt facilities less restricted cash

1. See IFRS Foundation 2021: Climate Related Disclosures Prototype. Appendix A. The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain an updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition.

41
Woodside Energy

Glossary

LNG	Liquefied natural gas
Lower-carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity. When applied to Woodside's strategy, please see the definition of lower carbon portfolio
Lower-carbon ammonia	Lower-carbon ammonia is characterized here by the use of hydrogen with emissions abated by carbon capture and storage (CCS), with an expected ammonia lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 0.8 tCO_2/tNH3 (based on contracted intensity threshold with Linde) relative to unabated ammonia with a lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 2.3 tCO2/tNH3 (Hydrogen Europe, 2023).
Lower-carbon portfolio	For Woodside, a lower-carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower-carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower-carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets that could be used by customers to reduce their net greenhouse gas emissions
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa, mmtpa	Million tonnes per annum
MWh	Megawatt hour
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax attributable to equity holders of the parent
NWS	North West Shelf
Offsets	The compensation for an entity's greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity
Operating cash flow	Cash flow from operating activities
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated

Other cash cost margin	Other cash costs include royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs. Excludes the marketing segment. Other cash cost margin % is calculated as other cash costs divided by revenue from sale of hydrocarbons (excluding marketing segment).
PRRT	Petroleum resource rent tax
Process safety event (Tier 1 and Tier 2)	An unplanned or uncontrolled loss of primary containment (LOPC) of any material including non-toxic and nonflammable materials from a process, or an undesired event or condition. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754.
Primary energy consumption	The total energy consumption of a country, encompassing the energy used by the energy sector itself, energy transformation and distribution losses, and final consumption by end-users.
Return on equity	Annualised net profit after tax attributable to equity holder of the parent divided by equity attributable to equity holders of the parent
Scope 1 greenhouse gas emissions	Direct greenhouse gas emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc., emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian national Greenhouse and Energy Reporting (nGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[1]
Scope 2 greenhouse gas emissions	Electricity indirect greenhouse gas emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian national Greenhouse and Energy Reporting (nGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[1]
Scope 3 greenhouse gas emissions	Other indirect greenhouse gas emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 72 of the Climate Transition Action Plan and 2023 Progress Report for further information on the Scope 3 emissions categories reported by Woodside[1]
Starting base	Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets

1. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

42
Woodside Energy

Glossary References to sustainability (including sustainable and sustainably) are used with reference to Woodside’s Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside’s aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and Sustainability (including profitable), environmental (including considering our environmental impact and striving for a lower-sustainable and sustainably) carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms ‘sustainability’, ‘sustainable’ and ‘sustainably’ is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes. Woodside uses this term to describe an intention to seek the achievement of an outcome, where Target Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome A typical Tier 1 process safety event is loss of containment of hydrocarbons greater than 500 kg (in any Tier 1 process safety event one-hour period) A typical Tier 2 process safety event is loss of containment of hydrocarbons greater than 50 kg but less Tier 2 process safety event than 500 kg (in any one-hour period) TTF Title transfer facility Underlying NPAT Net profit after tax from the Group’s operations excluding any exceptional items Unit production cost or UPC Production costs ($ million) divided by production volume (MMboe) US, USA United States of America USD United States dollar

Head Office: Woodside Energy Mia Yellagonga 11 Mount Street Perth WA 6000 Australia Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com